SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Media Release	Sappi Limited Sappi Fine Paper North America

Johannesburg and Boston, 10 November 2011

Sappi Limited announces major investment in North American operations - Sappi Fine Paper North America to convert Cloquet Mill kraft pulp mill to chemical cellulose and to upgrade coated paper capability at Somerset Mill

Sappi Limited announced today the approval of a US$170 million capital project to convert the kraft pulp mill in Cloquet, Minnesota to chemical cellulose used in textile and consumer goods markets. The planned conversion is slated to come online in 2013 and once complete will allow the production of 330,000 metric tons of chemical cellulose per year. Approved capital plans also call for a US$13 million project to upgrade coated paper manufacturing at the Sappi Somerset Mill in Skowhegan, Maine. These investments reflect Sappi Limited’s confidence that the North American region can play a significant role in the global chemical cellulose market, complementing already strong market positions in release and fine papers.

“The chemical cellulose conversion project at the Cloquet Mill is consistent with our announced strategy to diversify further into this fast growing segment,” said Ralph Boëttger, Chief Executive Officer Sappi Limited. “The globally low cost position of Sappi’s Cloquet pulp mill will provide an attractive platform for growth with our current chemical cellulose customers as well as open up new markets to us.”

Sappi is currently the world’s largest manufacturer of chemical cellulose out of its Saiccor Mill in KwaZulu-Natal, South Africa. The Cloquet project, together with the earlier announced expansion at the Sappi Ngodwana Mill in South Africa will bring Sappi’s total chemical cellulose capacity to over 1.3 million metric tons per year.

“We are excited about the new growth opportunities this investment in chemical cellulose brings to Sappi Fine Paper North America, all of our employees and the Cloquet community,” said Mark Gardner, President and Chief Executive Officer Sappi Fine Paper North America. “Our planned conversion will allow the continued production of kraft pulp for maximum flexibility to react to changes in global pulp markets. This project, together with the coated paper investment at Somerset Mill, ensures that we can grow profitably in both cellulose and fine paper markets for years to come.”

The Cloquet conversion project will not affect the company’s coated paper business at that site. Dry fiber handling systems and improvements to paper machine capabilities approved as part of this project ensure that product quality across all grades will be unaffected.

Currently, the Cloquet pulp mill produces hardwood kraft (NBHK) pulp for market sales. Sappi will work closely with its pulp customers to ensure an orderly transition, including, where appropriate, making supplies available from its Somerset Mill in Skowhegan, Maine.

The US$13 million capital project at the Somerset Mill includes upgrades to the existing gap former on PM3, improving its cost structure and allowing the production of a broader range of products on the machine. The PM3 rebuild project is slated for completion in fall 2012.

ENDS

About Sappi Fine Paper North America
Sappi Fine Paper North America, known for innovation and quality, is a preeminent North American producer of coated fine and release papers headquartered in Boston, Massachusetts.  Its coated fine papers, with highly recognized brand names such as McCoy, Opus, Somerset, and Flo, are used in premium magazines, catalogs, books, and high-end print advertising.  The company is also the world’s leading supplier of Release or ‘specialty papers’ for the automotive, fashion and engineered films industries, including the globally recognized Ultracast brand. Sappi’s Release papers provide the surface aesthetics for synthetic fabrics used in footwear, clothing, upholstery and accessories, as well as the textures for decorative laminates found in kitchens, baths, flooring and other decorative surfaces. Sappi Fine Paper North America is a division of Sappi Limited, a global company headquartered in Johannesburg, South Africa, with manufacturing operations on four continents in eight countries, sales offices in 35 countries, and customers in over 100 countries around the world.

Issued by:

Brunswick South Africa on behalf of Sappi Limited
Tel + 27 (0) 11 502 7300

For further information:

Amy Olson
Corporate Communications Manager
Sappi Fine Paper North America
Tel:  617.423.5409
Mobile: 617.320.1646
Amy.Olson@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel: +27 (0) 11 407 8044
Mobile: +27 (0) 83 235 2973
Andre.Oberholzer@sappi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 10, 2011

SAPPI LIMITED,

by	/s/ Laurence Newman
Name: Laurence Newman
Title: Group Financial Controller